

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 4, 2011

Via E-mail
Mr. Charles B. Lowrey
Interim Senior Vice President and Chief Financial Officer
GSE Holding, Inc.
19103 Gundle Road
Houston, TX 77073

> **Re: GSE Holding, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 11, 2011**
> **File No. 333-175475**

Dear Mr. Lowrey:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you have omitted a price range and related information from your prospectus. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon.

2. As indicated in the comment above, we note that you have omitted certain pricing-related information as well as other information from this filing. If you intend to rely on Rule 430A, please note that Rule 430A does not allow for the omission prior to effectiveness of amounts that may be computed based on the maximum number of shares offered and the mid-point of the offering range, or the number of shares to be offered on the cover. In addition, please confirm that you will not circulate copies of the registration statement or the preliminary prospectus until you include an estimated price range, maximum number

of shares, dollar amounts dependent upon the offering price that are based on the mid-point of the offering price range, and all other information except information you may exclude in reliance upon Rule 430A.

3. Prior to the effectiveness of your registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has cleared the underwriting arrangements for the offering.

4. We encourage you to file all exhibits, including your legal opinion and form of underwriting agreement, with your next amendment. Please understand that we will need adequate time to review these materials before effectiveness.

Table of Contents

5. Please move the dealer prospectus delivery obligation to the back cover of the prospectus. Please refer to Item 502(b) of Regulation S-K.

Market and Industry Data, page 1

6. Please provide us with copies of the reports citing the market data you provide throughout your prospectus, marked with page references tracking your disclosures in the filing. Additionally, please disclose whether the information in these reports represents the most recently available data and, therefore, remains reliable. Please also disclose whether you funded or were otherwise affiliated with any of the sources that you cite. Further, please confirm that the sources are widely available to the public. If any sources are not publicly available, either file consents or explain to us why you are not required to do so under Rule 436 of Regulation C and Section 7 of the Securities Act. We may have additional comments after we review your response.

7. We note your statements that you "have not independently verified market and industry data from third-party sources" and that certain internal research and definitions have not been verified by independent sources. By including these statements in the prospectus, you are reasserting the statements that were initially made by the referenced third parties, and your belief as to the accuracy and reliability of these statements is implied through the prospectus disclosure of such information. As such, please revise your disclosure to remove any implication that you are not responsible for assessing the reasonableness and soundness of the market data and industry statistics presented.

Prospectus Summary, page 3

8. Please provide us with supplemental support for the following statements on page 3:

- We are the leading global provider of highly engineered geosynthetic containment solutions for environmental protection and confinement applications.

- We are one of a few providers with the full suite of products required to deliver customized solutions for complex projects on a global basis, including geomembranes, drainage products, geosynthetic clay liners, or GCLs, nonwoven geotextiles, and specialty products.

- We believe that we have a strong brand name that is known in the industry for quality, reliability and innovation, each of which are critical factors when purchasing a product that is often required to last in perpetuity.

- We are one of a few providers that possess the manufacturing capabilities and product breadth to develop solutions that meet the specific performance and regulatory standards required to supply large, complex projects on a global basis.

9. In the summary, and throughout the prospectus, please disclose the measure or measures by which you are "the leading global provider of highly engineered geosynthetic containment solutions for environmental protection and confinement applications." To the extent that you make similar statements elsewhere in the prospectus about your leadership position, please revise those statements, accordingly, too.

10. Please ensure that the information you provide in your summary is balanced. For example, you emphasize that you are "the leading global provider of highly engineered geosynthetic containment solutions" and "one of a few providers with the full suite of products required to deliver customized solutions for complex projects on a global basis," but you do not address that in each of the last three fiscal years, you have had a net loss, you have a recent history of variable revenues, or you are carrying approximately $174 million in debt. Please revise your summary accordingly.

11. In the first paragraph on page 4, please explain what you mean by the term "blue-chip companies."

12. Please revise your disclosures throughout the filing to give more prominence to your U.S. GAAP results and ensure that you have disclosed your U.S. GAAP results whenever you present Non-GAAP results. For example, on page 4, you disclose adjusted EBITDA and adjusted gross margin without mentioning the comparable U.S. GAAP financial measures. Please also provide a reconciliation of adjusted gross margins to the comparable U.S. GAAP financial measure, or reference the pages where the reconciliation can be found.

Summary Historical Consolidated Financial and Operating Data, page 12

13. In note (2) to the table, please provide a reconciliation between adjusted gross margin and the comparable U.S. GAAP financial measure. Refer to Item 10(e)(1)(i)(B) of Regulation S-K. Please provide similar disclosures in your table of selected historical consolidated financial and operating data on page 37.

Risk Factors, page 15

14. On page 22, you state that you expect to use cash flow from operations to pay expenses and principal and interest on indebtedness. Please disclose that you have not generated cash flows from operations for the three months ended March 31, 2011, the year ended December 31, 2010, and the year ended December 31, 2008. In light of this, please also disclose your basis for expecting that cash flows from operations will be available in the immediate future for these purposes, particularly the repayment of debt.

Capitalization, page 33

15. In the notes above the capitalization table, please also disclose the significant terms of the refinancing transactions as well as the equity issuances pursuant to bonus letter agreements and the exercise of options.

16. Please clearly show in the notes to the capitalization table how you arrived at each adjustment amount with a discussion of any significant assumptions and estimates used to arrive at the adjustment amounts. In a similar manner, please clearly show how you arrived at the adjusted amounts provided elsewhere in the filing, including the as adjusted balance sheet amounts provided on page 13 and the pro forma contractual obligations table on page 60.

17. In light of the refinancing transaction and your intention to use a portion of the net proceeds of this offering to repay debt, please provide pro forma financial information pursuant to Rules 11-01 and 11-02 of Regulation S-X. Your pro forma financial information shall include a pro forma balance sheet, pro forma statements of operations, and accompanying explanatory notes. In a similar manner to your capitalization table, please present three columns, which include the actual amounts reported, as adjusted amounts for the refinancing transactions, and the as adjusted amounts for the refinancing transactions and this offering. Please clearly show how you arrive at each pro forma amount with a discussion of any significant assumptions and estimates used to arrive at the adjustment amounts. For your pro forma earnings per share amounts, please also provide a reconciliation between the historical and pro forma weighted average shares used in computing basic and diluted EPS, if necessary. We remind you that only those offering shares used to repay debt should be included in the denominator used to compute pro forma earnings per share. Please disclose how many offering shares were included in your computation and how many were excluded, and explain why. Please also disclose any shares not included for anti-dilution reasons.

Management's Discussion and Analysis . . . , page 40

Cost of Products, page 41

18. Please disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of

your distribution network in the cost of products line item. If you currently exclude a portion of these costs from cost of products, please disclose:

- in a footnote, the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and

- in MD&A, that your gross profit amounts may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of products and others like you exclude a portion of them from gross profit, including them instead in a line item, such as selling, general and administrative expenses.

Results of Operations, page 44

19. Please better quantify each of the factors that contributed to significant fluctuations in your segment results of operations discussion in a similar manner to your consolidated results of operations discussion. For example, in your discussion of North American and International sales, please quantify the extent to which changes in sales prices and changes in volumes sold contributed to fluctuations. Refer to Items 303(a)(3)(iii) of Regulation S-K and Financial Reporting Codification 501.04.

Three Months Ended March 31, 2011 . . . , page 44

Cost of Products, page 45

20. Please revise your disclosure to indicate the extent to which the increase in cost of products was attributable to the increase in volume shipped and the extent to which the increase in cost of products was attributable to the increase in raw material costs. This comment also applies to your disclosure in the "Cost of Products" sections on pages 47 and 50. Refer to Item 303 of Regulation S-K.

Gross Profit, page 45

21. Your gross profit percentage for the three months ended March 31, 2011 was 16.3% compared to 5.1% for the three months ended March 31, 2010. Please address the following:

- You state that the increase in gross profit was the result primarily of improved pricing and supply chain practices. Please disclose in more detail how you were able to significantly increase your gross profit as a result of improved pricing and supply chain practices;

- Please disclose whether you expect your gross profit percentage to continue to remain at levels consistent with the three months ended March 31, 2011;

- Compared to the gross profit percentage for the year ended December 31, 2009 of 12.3% and the gross profit percentage for the year ended December 2010 of 12.9%, the gross profit percentage for the three months ended March 31, 2010 appears significantly lower. Please expand your disclosures to address the factors which caused this; and

- Please expand your disclosures to discuss any other significant fluctuations in your gross profit percentages from period to period, including significant changes in the gross profit percentages of each of your segments.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009, page 47

22. Resin-based material accounts for 72.3% of your cost of products for the year ended December 31, 2010 and 70% for the year ended December 31, 2009. Your ability to both manage the cost of resin purchases as well as pass fluctuations in the cost to your customers is critical to your profitability. In this regard, please disclose the impact of changes in the cost of resin on your revenues and gross margin each period.

23. Your effective income tax rates were 14.7% for the year ended December 31, 2010 and 29.5% for the year ended December 31, 2009. Your effective income tax rates were (12.8%) for the three months ended March 31, 2011 and (0.4%) for the three months ended March 31, 2010. You discuss why the effective income tax rates are different from the U.S. federal statutory rates but do not discuss the factors which caused changes in your effective tax rates from period to period. Please expand your discussion.

24. Please include a discussion of each segment's Adjusted EBITDA in addition to your current discussion of each segment's gross profit.

Liquidity and Capital Resources, page 53

25. You rely on cash flows from operations as your primary source of liquidity. You believe that cash generated from operations and the availability of borrowings under your senior secured credit facilities and other financing arrangements will be sufficient to meet working capital requirements, anticipated capital expenditures, and scheduled interest payments on your indebtedness for at least the next 12 months. Please expand your discussion to address how you determined that cash flows from operations are your primary source of liquidity in light of having recorded net cash used rather than provided by operating activities for continuing operations for the three months ended March 31, 2011, the year ended December 31, 2010, and the year ended December 31, 2008. Your disclosures indicate that you have approximately $20 million available under your financing arrangements. Please also address the sufficiency of this availability given your current liquidity requirements.

26. Please discuss significant changes in your sources and uses of cash from period to period and the impact of these changes on your liquidity and capital resources. For example, your cash and cash equivalents balance went from $15.2 million at December 31, 2010 to $7.6 million at March 31, 2011.

27. Please disclose whether or not you are dependent upon this offering to meet your liquidity needs for the next 12 months.

Cash and Cash Equivalents, page 54

28. Please discuss the fact that if the foreign cash and cash equivalents are needed for your operations in the U.S., you would be required to accrue and pay U.S. taxes to repatriate these funds. Please also disclose, if true, that you are permanently reinvesting these foreign amounts outside the U.S. and do not intend to repatriate the foreign amounts. Refer to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

The Refinancing Transactions; Description of Long-Term Indebtedness, page 54

29. Please identify the lenders under your Senior Secured Credit Facilities.

Senior Notes, page 56

30. We note your statement that you "will redeem the remaining outstanding notes on July 11, 2011." Please revise the disclosure in this section to discuss the current status of these notes.

Contractual Obligations, page 59

31. In note (2) to the actual and pro forma contractual obligations table as of December 31, 2010, please disclose how you arrived at the interest payments amounts, including the assumptions you used.

Critical Accounting Policies and Estimates

Goodwill, page 63

32. In the interest of providing readers with a better insight into management's judgments in accounting for goodwill, please address the following:

- You determined that the market and income approaches were the most appropriate methods for estimating the fair value of each reporting unit. Please disclose how you weight each of these methods used to value goodwill, including the basis for that weighting;

- Please disclose how the methodologies used for valuing goodwill in the current year have changed since the prior year; and

- For the income approach, you use the discounted cash flow method and consider such factors as sales, depreciation, amortization, capital expenditures, incremental working capital requirements, tax rate and discount rate. Please address your consideration of your recurring net losses from continuing operations in your goodwill impairment analysis.

33. You determined your reporting units to be Europe & Africa, North America, Asia-Pacific, and Latin America. You state that your reporting units are one level below your operating segments. It appears that your reporting units are the same as your operating segments rather than one level below. Please advise, or revise your disclosure to state, if true, that your operating segments are your reporting units. Please also clarify which reporting unit the Middle East is included in and your basis for aggregating it with another reporting unit, if applicable.

Business, page 68

Competition, page 83

34. We note your statement that "[you] are one of the few companies that offer multiple types of geosynthetic products." We further note that you identify by name only one primary competitor. Please either tell us why you have named only a single competitor when it appears that you have more than one competitor offering multiple types of geosynthetic products or revise your disclosure appropriately.

Management, page 85

Our Executive Officers, page 85

35. For each of your executive officers, please disclose the terms during which they held the positions you identify in their biographies. Additionally, please identify the companies for which Ms. Champagne previously worked. Refer to Item 401 of Regulation S-K.

Corporate Governance, page 89

Audit Committee, page 89

36. You reference Mr. Griffin in the second paragraph. Please clarify whether he is a member of the audit committee as your other disclosures indicate that he is not such a member.

Director Compensation, page 91

37. You state that, effective June 20, 2011, "a committee chairman annual retainer of
    $10,000 remained in place for the chairman of the audit committee." However,
    disclosure on the same page states that committee chairmen received an annual retainer
    of $5,000 during 2010. Please revise your disclosures to clarify whether the audit
    committee chairman received $5,000 or $10,000 in 2010.

Stockholders Agreement, page 91

38. We note your statement that the Stockholders Agreement will remain in effect after the
    offering. Please disclose the term through which the Stockholders Agreement will
    remain in effect.

Executive Compensation, page 93

Compensation Discussion and Analysis, page 93

Elements of Compensation, page 94

Performance-Based Cash Incentive Awards, page 95

39. On page 96, you identify individual performance goals for Mr. Arnold and Mr. Taylor.
    Please disclose how the compensation committee determined the percentage level of
    achievement for these goals.

40. Please disclose whether company objectives and individual performance goals are
    considered together when awarding performance-based cash incentive awards or whether
    awards are made pursuant to company objectives and then pursuant to individual
    performance goals without regard to any formula that considers both company objectives
    and individual performance goals.

Bonus Letter Agreements, page 96

41. Your disclosure here indicates that only Mr. Arnold would be entitled to an equity bonus
    (as distinguished from a cash payment). Elsewhere in the registration statement (e.g.,
    pages 11, 116, II-2), you indicate that shares of your common stock will be issued
    immediately prior to the closing of the offering to certain of your named executive
    officers pursuant to bonus letter agreements (i.e., implying that more officers than just
    Mr. Arnold will receive equity). Please reconcile this apparent inconsistency in your
    disclosure. In addition, to the extent that the bonus letter agreements provide for equity
    awards, please revise your disclosure to provide the material terms of those awards for
    each named executive officer. Please provide the disclosure on an individualized rather
    than aggregate basis.

42. You indicate that you have "bonus letter agreements with four of [y]our NEOs, three of whom are currently still employed by our company," and you provide some information about the agreements with Messrs. McCourt, Nigh and Arnold. Please identify the counter-party to the fourth agreement, and clarify whether the agreement is still in effect.

43. Please tell us what consideration you have given to filing the bonus letter agreements as exhibits to the registration statement.

Long-Term Equity Incentives, page 97

44. Please disclose briefly the compensation committee's rationale for not making awards during 2010. In your disclosure, please be sure to discuss how this decision aligns with your compensation objectives.

Compensation Tables, page 100

Summary Compensation Table, page 100

45. It is unclear why certain footnotes are attributed to the numbers presented in the "Non-equity incentive plan compensation" column for Mr. McCourt and Mr. Taylor. Please explain the connection, or revise your disclosure appropriately.

All Other Compensation, page 101

46. In footnote (C), please disclose what the amount attributed to Mr. Crowell in the "Relocation expenses and rental of living quarters" column represents.

Employment Agreements, page 110

47. Please tell us what consideration you gave to filing the employment agreements and the change in control and retention agreements with your named executive officers as exhibits to the registration statement. Refer to Item 601(b)(10) of Regulation S-K.

Principal and Selling Stockholders, page 115

48. We note your disclosure concerning the holdings of CHS and Ms. Badawi. Please tell us how you calculated the percentage of shares beneficially owned by each of them. In this regard, we note that based on the footnote disclosure to the table, the securities held by each security holder appear to be shares of outstanding common stock.

49. Please clarify for us supplementally how the selling security holders will participate in the underwritten offering. In doing so, please address whether the securities to be sold by the selling security holders to the underwriters are currently outstanding. We note from your disclosure on page 11 that some of the securities may underlie options. Please tell

us the material terms of these options, including the identity of the issuer or issuers of the options.

Underwriting, page 130

Directed Share Program, page 133

50. Please describe for us how your directed share program will work. Also, please provide us with any materials given to potential purchasers of the reserved shares.

Affiliations and Conflicts of Interest, page 134

51. We note your disclosure concerning Jeffries & Company's Rule 5121 conflict. Please place this disclosure in a separately captioned subsection of your underwriting disclosure. In addition, please tell us why you have included the conflicts parenthetical in the Underwriting heading.

Financial Statements

General

52. Page 11 indicates that a stock split will occur immediately prior to this offering. Please revise your financial statements and your disclosures throughout the filing to give retroactive effect to the expected stock split. Doing this in the next amendment will save us substantial review time in future amendments. If your auditors believe that only a "draft" report can be presented, due to a pending future event such as the stock split, they can include in the filing a signed and dated preface to their "draft" report stating the reason for the "draft" report and that they expect to be in a position to issue the report in the form presented prior to effectiveness. A signed, dated, and unrestricted auditor's report must be included in the filing prior to effectiveness. See Rule 2-02 of Regulation S-X.

53. Please ensure that your financial statements and corresponding financial information throughout the filing comply with Rule 3-12 of Regulation S-X.

Consolidated Statements of Cash Flows, page F-6

54. Your reconciliation to net cash provided by (used in) operating activities begins with net loss only attributable to GSE Holding, Inc. Given that net income as referred to in ASC 810-10-65-1(b)(2) also includes net income attributable to noncontrolling interests, please begin your reconciliation pursuant to ASC 230-10-45-29 with net loss as presented on your consolidated statements of operations rather than net loss attributable to GSE Holding, Inc. Please also provide the disclosures required by ASC 810-10-50-1A(d).

Notes to the Financial Statements

General

55. Please provide us with an analysis of all equity issuances since July 1, 2010 as well as any planned equity issuances, including those to your executive officers pursuant to bonus letter agreements and to certain selling stockholders disclosed on page 33. For each transaction,

- identify the parties, including any related parties;

- the purpose of the issuance;

- how you accounted or will account for the issuance;

- the nature of any consideration;

- the fair value and your basis for determining the fair value; and

    o Indicate whether the fair value was contemporaneous or retrospective.

    o To the extent applicable, reconcile the fair values you used for equity transactions to the fair value indicated by the anticipated IPO price.

- For equity transactions in which your Board of Directors estimated the fair value, please provide us with a detailed explanation of the significant factors, assumptions, and methodologies used in determining fair value.

We will not be able to complete our evaluation of your response until the IPO range has been disclosed.

Note 2. Summary of Significant Accounting Policies

Impairment of Long-Lived Assets, page F-8

56. Please expand your disclosures to address the following:

- Please disclose how you group these assets for purposes of considering whether an impairment exists. Refer to ASC 360-10-35-23 through 25 as well as ASC 350-30-35-15 through 28;

- You assess impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying values may be impaired. Please disclose how you determine when these assets should be tested for impairment, including what types of events and circumstances indicate impairment, and how frequently you evaluate for these types of events and circumstances. Please address your consideration of your recurring losses from continuing operations and net cash used in operating activities for the period ended March 31, 2011, the year ended December 31, 2010, and the year ended December 31, 2008 in determining whether an assessment should be performed; and

- To the extent that any of these assets or asset groups have expected undiscounted future cash flows that are not substantially in excess of the carrying values and to the extent that an impairment of these asset amounts, in the aggregate or individually, could materially impact your operating results or total stockholders' equity, please provide the following disclosures related to those assets or asset groups:

  o The percentage by which the undiscounted cash flows exceed the carrying value;

  o The carrying value of these assets;

  o A description of the assumptions that drive the undiscounted cash flows;

  o A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your projected cash flow model that materially deviate from your historical results, please include a discussion of these assumptions; and

  o A discussion of any potential events and/or circumstances that could have a negative effect on the undiscounted cash flows.

Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.

Revenue and Cost Recognition, page F-10

57. Please disclose your revenue recognition policy related to each source of revenue. For example, it appears that you may record revenues from the installation or maintenance of your products. If you have multiple deliverable arrangements, please clarify in your disclosures your accounting for these multiple deliverables. If applicable, please disclose how you determined it was appropriate to account for each unit of accounting separately, how you allocate amounts to each unit, and how you account for each unit. Refer to ASC 605-25, including the disclosure requirements of ASC 605-25-50.

Note 9. Long-Term Debt, page F-25

58. Please disclose whether you were in compliance with your debt covenants during each period presented. If any waivers were required, please disclose when and why. Please disclose the specific terms of any material debt covenants in your debt agreements with any required and actual ratios/amounts. Please also disclose the specific computations used to arrive at the actual ratios/amounts with corresponding reconciliations to U.S. GAAP amounts for any material debt covenants for which it is reasonably likely that you will not be able to meet. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Compliance and Disclosures Interpretation 102.09 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Senior Notes

59. You issued $150.0 million of 11% senior notes due in May 2012, which you state are registered under the Securities Act of 1933, as amended. Please tell us the name of the entity under which these notes are registered, and tell us what consideration you gave to the financial statement requirements of Rule 3-10 of Regulation S-X.

Note 15. Commitments and Contingencies

Litigation and Claims, page F-35

60. You do not expect the resolution of the various legal actions to which you are a party to have a material adverse effect on your financial condition or results of operations. Please expand your disclosures to also address the expected impact on your cash flows.

Note 16. Related Party Transaction

Management Agreement with CHS Management IV LP, page F-35

61. You will pay a one-time cash fee of $3 million concurrently with this offering in connection with the termination of the management services agreement. Please disclose why you are paying a termination fee given that you have completed the initial term of seven years.

Note 17. Segment Information, page F-36

62. Please disclose domestic and foreign revenues, as well as domestic and foreign long-lived assets. If either revenues or long-lived assets attributed to any individual foreign country are material, please also disclose these amounts. Refer to ASC 280-10-50-41.

63. You aggregate operating segments which have similar economic characteristics, products, production processes, types or classes of customers and distribution methods

into reportable segments. Your reportable segments are North America and International. It appears that the operating segments which compose your International reportable segment are South America, Asia Pacific, Europe & Africa and Middle East. Please tell us how you determined that you met each of the segment aggregation criteria. In doing so, please also include an analysis which demonstrates how you determined these segments have similar economic characteristics. Refer to ASC 280-10-50-1.

Unaudited Financial Statements for the Period Ended March 31, 2011

64. Please address the above comments, as applicable.

Item 15. Recent Sales of Unregistered Securities, page II-2

65. Please disclose, in greater detail, the specific dates and terms of each stock, option or other equity issuance. This should include the number of equity instruments issued, the exercise prices of options issued, and consideration received by you in exchange for the issuance.

Exhibit Index, page II-6

66. Please include all annexes, exhibits, and schedules to each of your credit agreements and guaranty and security agreements. In this regard, we note some of the schedules to your guaranty and security agreements do not appear to be included in the exhibits as filed.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Nudrat Salik at (202) 551-3692 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson at (202) 551-3749 or Dietrich King at (202) 551-3338 with any other questions.

Sincerely,

/s/ Dietrich King for

Pamela Long
Assistant Director

cc: Via E-mail
        Mr. Theodore A. Peto
        Kirkland & Ellis LLP